                                                                       EXHIBIT 1

             EMUSIC.COM ANNOUNCES THIRD-QUARTER FINANCIAL RESULTS


REDWOOD CITY, Calif. -- April 18, 2001 -- EMusic.com Inc. (Nasdaq: EMUS), the Internet's leading downloadable music subscription service, today reported its financial results for the fiscal third quarter ended March 31, 2001.

EMusic's revenues for the quarter ended March 31, 2001, were $4.3 million, a 36-percent increase compared with combined EMusic.com and Tunes.com revenues of $3.2 million for the quarter ended March 31, 2000. Revenues for the quarter ended December 31, 2000 were $4.7 million. Music revenues increased to $2.2 million for the quarter ended March 31, 2001 compared with $450,000 and $1.7 million for the quarters ended March 31, 2000 and December 31, 2000, respectively. Advertising revenues were $2.0 million for the quarter, a 32-percent decrease compared with the preceding quarter -- reflecting the continued decline in online advertising rates and sell through.

The pro forma net loss for the fiscal third quarter ended March 31, 2001, was $5.3 million or $0.13 per share compared with a pro forma net loss of $13.3 million or $0.37 per share in the same quarter of the prior year and $8.7 million or $0.21 per share for the quarter ended December 31, 2000. Pro forma net losses exclude non-cash charges related to stock compensation, the amortization of intangible assets, impairment and restructuring charges and gain on the sale of IUMA. Including these charges net losses for the quarters ended March 31, 2001 and 2000 and December 31, 2000 were $6.1 million or $0.15 per share, $22.5 million or $0.62 per share and $191.0 million or $4.65 per share. As of March 31, 2001, the company's cash and short-term investments totaled approximately $10.9 million.

In January 2001, EMusic announced a corporate reorganization aimed at reducing expenses and focusing the company on its two core sources of revenue -- advertising and promotional revenue through RollingStone.com, and downloadable music sales through EMusic.com. As a result of these actions the Company recorded a restructuring charge in the quarter ended March 31, 2001 of approximately $1.3 million that primarily included charges related to severance, lease terminations and other contract cancellations.

Proposed Acquisition by Universal Music Group

On April 9, 2001, EMusic and Universal Music Group announced that they had entered into a definitive merger agreement. Under this agreement, Universal Music Group will commence a cash tender offer to acquire all of EMusic's outstanding shares at a price of $0.57 per share. Any shares not purchased in the tender offer will be converted into the same cash price in a subsequent merger.

The tender offer will commence on or prior to April 20, 2001 and will be made only by an offer to purchase and other offering and solicitation documents, copies of which will be filed with the Securities and Exchange Commission (SEC) and mailed to EMusic stockholders.

The obligation of Universal to complete the tender offer will be conditioned on a minimum tender of shares representing a majority of EMusic's fully diluted shares. In addition, the offer will be conditioned on EMusic having cash and marketable securities (after deduction for estimated transaction costs) of a minimum of $5 million on April 30, 2001, reducing by no more than approximately $48,000 for each day thereafter until the offer closes. Either party can terminate the agreement if the offer is not completed by June 25, 2001.

The transaction is subject to other customary conditions. It is not subject to the waiting period requirements of the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

About EMusic.com

Since it was founded in January 1998, EMusic has established itself at the forefront of how music will be discovered, delivered and enjoyed in the next decade. In addition to having the Internet's leading downloadable music subscription service, EMusic operates one of the most popular families of music-oriented Web sites -- including RollingStone.com, EMusic.com and DownBeat.com. The company is based in Redwood City, California, with regional offices in Chicago, Los Angeles and New York.

Availability of SEC Tender Offer and Other Information

EMusic security holders and any potential investors in EMusic securities are advised to carefully read the tender offer statement on Schedule TO to be filed by Universal with the SEC, the solicitation/recommendation statement on Schedule 14D-9 to be filed by EMusic with the SEC and all other documents filed by either company with the SEC in connection with the proposed tender offer and/or merger when they become available. Those documents will contain important information about the proposed transaction. Security holders and potential investors may obtain free copies of those documents (when available), as well as other documents filed by EMusic at the SEC's website at http://www.sec.gov. These documents will also be made available to all stockholders of EMusic at no expense to them by submitting a request to Investor Relations at EMusic.

                                   ###

NOTE: EMUSIC is a registered trademark and EMUSIC.COM is a trademark of EMusic.com Inc.

Any forward-looking statements contained in this release involve a number of uncertainties, risks and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to materially differ. Factors that could cause actual events or results to differ materially include, among others, whether the conditions to Universal's obligations under the merger agreement are satisfied and changes in the Nasdaq listing status of the Company, and those other factors set forth in the Company's SEC reports.

                                EMUSIC.COM INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                          (In thousands) (Unaudited)


                                                                   March 31, 2001           June 30, 2000
                                                                   --------------           -------------
Assets
Current Assets:
  Cash and short-term investments..............................         $  10,888               $  34,260
  Accounts receivable, net.....................................             1,813                   2,488
  Prepaid expenses and other assets............................             3,064                   9,715
                                                                        ---------               ---------
  Total current assets.........................................            15,765                  46,463

Property and equipment, net....................................             2,794                   4,706
Music rights, intangibles, and other assets, net...............            18,142                 202,091
                                                                        ---------               ---------

       Total assets............................................         $  36,701               $ 253,260
                                                                        =========               =========

Liabilities and Stockholders' Equity
Current Liabilities:

  Accounts payable.............................................         $   1,154               $   4,130
  Accrued liabilities..........................................             4,106                   3,540
  Accrued compensation and related benefits....................             1,546                   2,352
  Deferred revenue.............................................               759                   1,151
                                                                        ---------               ---------
    Total current liabilities..................................             7,565                  11,173

Capital lease                                                                 107                     245

Stockholders' Equity:
  Common stock and additional paid-in capital..................           369,072                 367,406
  Accumulated deficit..........................................          (340,043)               (125,564)
                                                                        ---------               ---------
    Total stockholders' equity.................................            29,029                 241,842
                                                                        ---------               ---------

       Total liabilities and stockholders' equity..............         $  36,701               $ 253,260
                                                                        =========               =========

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                                EMUSIC.COM INC.
                CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
               (In thousands, except per share data) (Unaudited)

                                                                      Three months             Three months
                                                                          ended                    ended
                                                                         March 31,                March 31,
                                                                           2001                     2000
                                                                           ----                     ----

Revenues:
  Music revenues.........................................                 $ 2,246                 $    450
  Advertising revenues...................................                   2,036                    1,650
                                                                          -------                 --------
  Total revenues.........................................                   4,282                    2,100
Cost of revenues.........................................                   1,989                      579
                                                                          -------                 --------
Gross profit.............................................                   2,293                    1,521
                                                                          -------                 --------

Operating expenses:
  Product development....................................                   3,195                    4,922
  Stock compensation.....................................                      22                    2,072
                                                                          -------                 --------
    Total product development............................                   3,217                    6,994
  Selling and marketing..................................                   3,059                    8,810
  General and administrative.............................                   1,407                    2,141
  Amortization of intangible assets......................                     225                    7,132
  Restructuring and other charges........................                   1,349                        -
                                                                          -------                 --------
     Total operating expenses............................                   9,257                   25,077
                                                                          -------                 --------

Operating loss...........................................                  (6,964)                 (23,556)
Gain on sale of IUMA.....................................                     751                        -
Interest and other income, net...........................                      85                    1,027
                                                                          -------                 --------

Net loss.................................................                 $(6,128)                $(22,529)
                                                                          =======                 ========

Net loss per common share-basic and diluted..............                 $(0.15)                 $  (0.62)
                                                                          =======                 ========

Weighted average common shares outstanding-
 basic and diluted.......................................
                                                                           41,588                   36,201
                                                                          =======                 ========

                                EMUSIC.COM INC.
                CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
               (In thousands, except per share data) (Unaudited)

                                                                      Nine months              Nine months
                                                                         ended                    ended
                                                                        March 31,                March 31,
                                                                          2001                     2000
                                                                          ----                     ----

Revenues:
  Music revenues.........................................               $   5,419                 $    733
  Advertising revenues...................................                   8,176                    1,970
                                                                        ---------                 --------
  Total revenues.........................................                  13,595                    2,703
Cost of revenues.........................................                   5,672                      751
                                                                        ---------                 --------
Gross profit.............................................                   7,923                    1,952
                                                                        ---------                 --------

Operating expenses:
  Product development....................................                  11,403                    9,908
  Stock compensation.....................................                     369                    8,987
                                                                        ---------                 --------
    Total product development............................                  11,772                   18,895
  Selling and marketing..................................                  13,606                   19,218
  General and administrative.............................                   5,703                    4,031
  Amortization of intangible assets......................                  18,469                   12,292
  Impairment, restructuring and other charges............                 174,410                       -
                                                                        ---------                 --------
     Total operating expenses............................                 223,960                   54,436
                                                                        ---------                 --------

Operating loss...........................................                (216,037)                 (52,484)
Gain on sale of IUMA.....................................                     751                       -
Interest and other income, net...........................                     807                    2,181
                                                                        ---------                 --------

Net loss.................................................               $(214,479)                $(50,303)
                                                                        ---------                 --------

Accretion of preferred stock to redemption value.........                      -                      (224)
Dividend on preferred stock..............................                      -                      (493)
                                                                         ---------                 --------

Net loss applicable to common shares.....................               $(214,479)                $(51,020)
                                                                        =========                 ========

Net loss per common share-basic and diluted..............                 $(5.22)                  $(1.92)
                                                                        =========                 ========

Weighted average common shares outstanding-
 basic and diluted.......................................
                                                                           41,096                   26,615
                                                                        =========                 ========

                                EMUSIC.COM INC.
           CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
               (In thousands, except per share data) (Unaudited)

                                                                  Three months           Three months           Three months
                                                                      ended                 ended                   ended
                                                                     March 31,            December 30,             March 31,
                                                                       2001                   2000                    2000
                                                                       ----                   ----                    ----
Revenues:
  Music..................................................              $ 2,246                $ 1,667                $    450
  Advertising............................................                2,036                  3,010                   1,650
                                                                       -------                -------                --------
  Total revenues.........................................                4,282                  4,677                   2,100
Cost of revenues.........................................                1,989                  1,838                     579
                                                                       -------                -------                --------
Gross profit.............................................                2,293                  2,839                   1,521
                                                                       -------                -------                --------

Operating expenses:
  Product development....................................                3,195                  3,977                   4,922
  Selling and marketing..................................                3,059                  5,550                   8,810
  General and administrative.............................                1,407                  2,310                   2,141
                                                                       -------                -------                --------
     Total operating expenses............................                7,661                 11,837                  15,873
                                                                       -------                -------                --------

Operating loss...........................................               (5,368)                (8,998)                (14,352)
Interest and other income, net...........................                   85                    307                   1,027
                                                                       -------                -------                --------

Net loss.................................................              $(5,283)               $(8,691)               $(13,325)
                                                                       -------                -------                --------

Net loss per common share-basic and diluted..............              $ (0.13)               $ (0.21)               $  (0.37)
                                                                       =======                =======                ========

Weighted average common shares outstanding-
 basic and diluted.......................................               41,588                 41,099                  36,201
                                                                        =======               =======                ========


Note: Pro forma amounts for all periods presented exclude impairment, restructuring and other charges and non-cash charges related to stock compensation and the amortization of intangible assets and the gain on sale of IUMA.

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